QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. An Intermediary, the Depositary, Georgeson, or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

WITH RESPECT TO THE
CLASS B SHARES OF

MAGNA INTERNATIONAL INC.

This Letter of Transmittal is for use by registered holders ("Registered Class B Shareholders") of Class B Shares (the "Class B Shares") of Magna International Inc. ("Magna") in connection with the Class B Share Acquisition pursuant to the proposed arrangement (the "Arrangement") involving Magna, its shareholders, Open Joint Stock Company Russian Machines, Veleron Holding B.V., the Stronach Trust, 445327 Ontario Limited, 446 Holdings Inc., 447 Holdings Inc., MPMAG Holdings Inc., DWMAG Inc., VGMAG Inc., JPMAG Inc., WSA Beteiligungs GmbH, Makrist Beteiligungen GmbH, M Unicar Inc., 2143453 Ontario Inc. and 2143455 Ontario Inc., that is being submitted for approval at the special meeting of Shareholders to be held on August 28, 2007 (the "Meeting"). Registered Class B Shareholders are referred to the Notice of Meeting of Shareholders of Magna and Management Information Circular/Proxy Statement (the "Circular") dated July 25, 2007 that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

COMPUTERSHARE INVESTOR SERVICES INC. (THE "DEPOSITARY")
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

The Arrangement including the Class B Share Acquisition is anticipated to close in September 2007. At the Effective Time, if the Class B Share Acquisition is completed, Registered Class B Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Class B Share, Cdn.$114.00 in cash.

In order for Registered Class B Shareholders to receive payment for their Class B Shares, Registered Class B Shareholders are required to deposit the certificates representing the Class B Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Class B Shares deposited for payment in connection with the Class B Share Acquisition pursuant to the Arrangement.

Please read the Circular and the instructions set out below before carefully completing this Letter of Transmittal.

Registered Class B Shareholders should carefully consider the income tax consequences of depositing the Class B Shares pursuant to the Arrangement. See "Certain Income Tax Consideration for Shareholders" in the Circular.

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Class B Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered holder. See Instruction 2.

DEPOSIT

At the Effective Time if the Class B Share Acquisition is completed, the undersigned hereby deposits with the Depositary for transfer the enclosed certificate(s) representing Class B Shares, details of which are as follows: (Please print or type).

Name and Address of Registered Class B Shareholder	Certificate Number(s)	Number of Class B Shares Represented by Certificate

TOTAL

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Class B Shares deposited herewith (the "Deposited Shares") and following the Effective Time, provided the Arrangement includes the Class B Share Acquisition, the Depositary will deliver to the undersigned a cheque issued by the Depositary representing the amount of cash the undersigned is entitled to receive (subject to any applicable withholding tax), or hold such cheque for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Class B Shares represents and warrants in favour of Magna that: (i) the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares; (ii) Deposited Shares are, and will immediately prior to the Effective Time be, owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when the Class B Share Consideration is paid, neither Magna or any successor will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on August 24, 2007 (or prior to 5:00 p.m. (Toronto time) on the second last business day in Toronto, Ontario preceding any adjournment or postponement of the Meeting), the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Arrangement including, the Class B Share Acquisition.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution, including the Class B Share Acquisition, in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Provided the Arrangement includes the Class B Share Acquisition, the undersigned surrenders to Magna, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Magna.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal or a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned instructs the Depositary to mail the cheque representing payment for the Deposited Shares promptly after the Effective Time if the Arrangement includes the Class B Share Acquisition, by first-class insured mail, postage prepaid, to the undersigned, or to hold such cheque for pick-up, in accordance with the instructions given below.

If the Class B Share Acquisition is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Magna and all covenants and representations hereunder given by the holder shall be deemed terminated.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the Arrangement including the Class B Share Acquisition is consummated and until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on the Class B Share Consideration payable in the Arrangement for the Deposited Shares. The undersigned further represents and warrants that the payment of the Class B Share Consideration in respect of the Deposited Shares will completely discharge any obligations of Magna and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS
☐
ISSUE A CHEQUE in the name of the undersigned and SEND THE CHEQUE to the address of the undersigned as it appears on the Magna register of Class B Shareholders or to the following address:
(please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip Code)
(Telephone — Business Hours)

(Taxpayer Identification, Social Insurance or Social Security Number)

BOX B PICK-UP INSTRUCTIONS
☐
HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO

BOX C TO BE COMPLETED BY ALL REGISTERED CLASS B SHAREHOLDERS BY SELECTING ONE BOX BELOW.
Indicate whether you are a resident of Canada for tax purposes.
☐ The owner signing below represents that it is a resident of Canada for tax purposes;
OR
☐ The owner signing below represents that it is not a resident of Canada for tax purposes.

BOX D DELIVERY INSTRUCTIONS (in the event that the Class B Share Acquisition is not completed)
TO BE COMPLETED BY ALL REGISTERED CLASS B SHAREHOLDERS BY SELECTING ONE BOX BELOW.
SEE INSTRUCTION 8 BELOW.
☐ Mail certificate(s) to (please fill in address for mailing):

OR
☐ Hold certificate(s) for pick-up at 100 University Avenue, 9th Floor, Toronto, Ontario.

BOX E TO BE COMPLETED BY ALL REGISTERED CLASS B SHAREHOLDERS BY SELECTING ONE BOX BELOW.
Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.
☐ The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;
OR
☐ The owner signing below is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any Shareholder that is either (A) providing an address in Box "A" that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require an IRS Form W-8, please contact the Depositary.

BOX F TO BE COMPLETED BY ALL REGISTERED CLASS B SHAREHOLDERS
Signature guaranteed by (if required under Instruction 3)	Date: , 2007
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instruction 4
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative
E-mail address of Shareholder or Authorized Representative

Substitute Form W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY (See Instruction 9)

Name:

Please check the appropriate box indicating your status: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other		☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)

City, state, and ZIP code

Part I Taxpayer Identification Number ("TIN")

PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT THE RIGHT. For most individuals, this is your social security number. If you do not have a number, see the enclosed Guidelines for Certification of TIN on Substitute Form W-9. If you are awaiting a TIN, write "Applied For" in this Part I, complete the "Certificate Of Awaiting Taxpayer Identification Number" below and see "IMPORTANT TAX INFORMATION".		Social Security Number OR Employer Identification Number

Part II Certification

Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
(2)	I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	Signature of U.S. person -->	Date --> , 2007

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote "Applied For" in Part I of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date:	, 200

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  In order to permit the timely receipt of the cash proceeds payable in connection with the Class B Share Acquisition pursuant to the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Class B Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on August 24, 2007 (or prior to 5:00 p.m. (Toronto time) on the second last business day in Toronto, Ontario preceding any adjournment or postponement of the Meeting). Do not send the certificates or this Letter of Transmittal to Magna.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Class B Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Magna recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Holders of Class B Shares whose Class B Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Class B Shares.

2.     Signatures

  This Letter of Transmittal must be completed, dated and signed by the holder of Class B Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered holders:

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered holder(s); and

  (ii)
  the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

  (c)
  If any of the surrendered Class B Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Class B Shares.

3.     Guarantee of Signatures

  No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Class B Shares surrendered herewith and payment is to be made to the registered holder(s) of such Class B Shares. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Class B Shares or if payment is to be sent to a person other than the registered holder(s) of the Class B Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either Magna or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.     Payment and Delivery Instructions

  In all cases, either Box "A" or Box "B" should be completed and Box "D" entitled "Delivery Instructions" should be completed. If those boxes are not completed, the cheque for the Class B Shares or the certificate(s) in respect of the Class B Shares (if the Class B Share Acquisition is not completed) will be mailed to the depositing Registered Class B Shareholder at the address of the Registered Class B Shareholder as it appears on the securities register of Magna.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Class B Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Class B Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits of Class B Shares will be accepted.

  (d)
  Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified below. The Letter of Transmittal is also available at the website maintained by The Canadian Depository for Securities Limited at www.sedar.com.

  (e)
  It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular and discuss any questions with a tax advisor.

  (f)
  Magna reserves the right, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

  (g)
  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.     Lost Certificates

  If a certificate representing Class B Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter by the Person claiming such certificate to be lost, stolen or destroyed, to the Depositary. The Depositary and/or the registrar and transfer agent for the Class B Shares will respond with the replacement requirements in order for you to receive your entitlement, which may include a requirement to provide a bond satisfactory to Magna and the Depositary in such amount as Magna may direct or otherwise indemnify Magna in a manner satisfactory to Magna against any claim that may be made against Magna with respect to the certificate alleged to have been lost, stolen or destroyed.

8.     Return of Certificates

  If the Class B Share Acquisition is not completed for any reason, any certificate(s) for Class B Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box "D". If that box is not completed, the cheque for the Class B Shares or the certificate(s) in respect of the Class B Shares (if the Class B Share Acquisition is not completed) will be mailed to the depositing Registered Class B Shareholder at the address of the Registered Class B Shareholder as it appears on the securities register of Magna.

9.     U.S. Registered Class B Shareholders and Substitute

  United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Class B Shares to provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a holder of Class B Shares who is an individual, is generally the individual's social security number, on the Substitute Form W-9, or, alternatively, to establish another basis for exemption from backup withholding. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received pursuant to the Arrangement. If withholding results in an overpayment of U.S. federal income tax, a refund may be obtained by the holder from the Internal Revenue Service.

  To prevent backup withholding on any payments made pursuant to the Arrangement, each U.S. Shareholder must provide the Depositary with (a) his correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien), or (b) if applicable, an adequate basis for exemption.

  Exempt holders (including, among others, all corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder should enter its correct TIN in Part I of the Substitute Form W-9, check the box for "Exempt from backup withholding" in Part II of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

  If Class B Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN, such holder should: (i) comply with the W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, Form W8-ECI or Form W8-IMY, signed under penalties of perjury, attesting to such holder's exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS.

  ANY DISCUSSIONS OF UNITED STATES FEDERAL TAX MATTERS SET FORTH IN THIS LETTER OF TRANSMITTAL WERE WRITTEN IN CONNECTION WITH THE CLASS B SHARE ACQUISITION. SUCH DISCUSSIONS ARE NOT INTENDED OR WRITTEN TO BE LEGAL OR TAX ADVICE TO ANY PERSON AND ARE NOT INTENDED OR WRITTEN TO BE USED, AND THEY CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY UNITED STATES FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:		Give the name and social security number of —	For this type of account:		Give the name and employer identification number of —
1.	Individual	The individual	6.	Sole proprietorship or single-member LLC	The owner(3)
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7. A valid trust, estate, or pension trust 8. Corporation or LLC electing corporate status on Form 8832		The legal entity(4) The corporation
			9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	10.	Partnership or multi-member LLC	The partnership
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)	11.	A broker or registered nominee	The broker or nominee
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
5.	Sole proprietorship or single-owner LLC	The owner(3)

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

         Obtaining a Number

If you do not have a Taxpayer Identification Number ("TIN"), apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual TIN, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding include:

1.
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

2.
The United States or any of its agencies or instrumentalities.

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4.
A foreign government or any of its political subdivisions, agencies or instrumentalities.

5.
An international organization or any of its agencies or instrumentalities.

Payees that may be exempt from backup withholding include:

6.
A corporation.

7.
A foreign central bank of issue.

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.
A futures commission merchant registered with the Commodity Futures Trading Commission.

10.
A real estate investment trust.

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.
A common trust fund operated by a bank under Section 584(a).

13.
A financial institution.

14.
A middleman known in the investment community as a nominee or custodian.

15.
A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt recipients listed above except for 9

Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding.    Furnish your taxpayer identification number, check the appropriate box for your status, check the "Exempt from backup withholding" box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice.    Section 6109 requires you to provide your correct TIN to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes and to cities, states, and the District of Columbia to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number.    If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information with Respect to Withholding.    If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information.    Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

The Depositary is:
COMPUTERSHARE INVESTOR SERVICES INC.

By Mail
By Regular Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Canada

Attention: Corporate Actions

By Registered Mail, Hand or Courier

9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions
Toll free number in North America: 800-564-6253
Phone: 514-982-7555
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by
Registered Class B Shareholders to the Depositary at the telephone number and locations set out above.

QuickLinks

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9